H    Form of Notice

     1.   News Digest

     ALLEGHENY ENERGY, INC., ET AL. A notice has been issued giving interested persons until November__, 2000, to request a hearing on a proposal by Allegheny Energy, Inc., a registered public utility holding company, to: (1) form and capitalize two single member limited liability corporations (MP Transferring Agent LLC and MP GENCO, LLC); (2) to indirectly transfer Monongahela Power Company's electric generating assets and other rights and obligations to Allegheny's affiliate Allegheny Energy Supply Company, LLC;
(3) issue notes; (4) enter into leaseback, service, and operating agreements. (Rel. 35-27***)

     2.   Notice

Allegheny Energy, Inc. et al. (70-9***)

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), Allegheny Energy Service Company ("AESC"), a service company, both located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, Monongahela
Power   Company  ("Monongahela  Power"),  a   wholly   owned
combination   gas   and  electric  utility   subsidiary   of
Allegheny,  located at 1310 Fairmont Avenue, Fairmont,  West
Virginia,   and   Allegheny  Energy  Supply   Company,   LLC
("Genco"),<F1> a wholly owned generating company subsidiary of Allegheny, R.R. 12, P.O. Box 1000, Roseytown, Pa., 15601 (collectively, "Applicants"),<F2> hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43(a), 44, 45, 46, 54, 90 and 91 under the Act, seeking authorization to transfer Monongahela Power's electric generating assets and other rights and obligations to Allegheny's affiliate Allegheny Energy Supply Company, LLC; (3) issue notes; and (4) enter into leaseback, service, and operating agreements. An order is requested not later than December 15, 2000.Closing on transaction is planned for not later than January 15, 2001, assuming all necessary regulatory approvals have been obtained.

<F1>  In Application No. 70-9683 (filed May 25, 2000), Genco, among other things, is seeking authorization to, directly or indirectly through one or more exempt subsidiaries or
intermediate  companies,  engage  in  Rule  58   activities;
acquire interests in, finance the acquisition of, and/or hold the securities of, one or more Exempt Wholesale Generators ("EWGs"). Genco is not an EWG nor are there any plans for Genco to become an EWG.
<F2>  Monongahela Power, along with West Penn Power Company and
Potomac Edison collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West
Virginia.   Allegheny  Power,  together  with  Genco   which
operates   and  markets  competitive  retail  and  wholesale
electric   generation   and  operates   regulated   electric
generation for its affiliates, and Allegheny Ventures  which
actively   invests   in  and  develops  energy-related   and
telecommunications projects through Allegheny Communications
Connect   ("ACC"),  an  exempt  telecommunications   company
("ETC"), make up the Allegheny system.

     As part of the ongoing restructuring in the electric utility industry, Monongahela Power has filed restructuring applications and / or compliance plans with the utility regulatory commissions of the states of West Virginia and Ohio. The filings, among other things, seek final authorization to separate (unbundled) electric generation from transmission and distribution and transfer it to an affiliate. In both states the restructuring plans have been negotiated, contested, and the subject of regulatory hearings. Each of the states has issued, or is in the final process of issuing, final orders. Monongahela Power now seeks Commission approval to: (1) form and capitalize one first tier single member limited liability corporation ("MP Transferring Agent, LLC.") and a single second tier single member limited liability corporation ("MP Genco, LLC") for the purpose of transferring and / or holding electric generating assets, rights, interests, and obligations; (2) to transfer the electric generating assets, rights, interests, and obligations from the limited liability corporations to the Genco; (3) issue notes; and (4) enter into leaseback, service, and operating agreements.

     Monongahela   Power   provides  electric   service   to
approximately   351,000   West  Virginia   customers<F3> and
approximately 28,000 Ohio customers.<F4> Additionally, through its West Virginia gas operations and its wholly owned
subsidiary  Mountaineer  Gas,  Monongahela  Power   provides
natural gas service to approximately 224,000 customers in West Virginia.<F5> Monongahela Power is headquartered in
Fairmont,  West  Virginia.   For  the  twelve  months  ended
December 31, 1999, Allegheny's revenues were approximately $2.8 billion. Monongahela Power contributed $673 million or
24%   of   Allegheny's  revenues.   As  a  public   utility,
Monongahela Power is subject to regulation in each of the states in which it operates. Additionally, the Federal Energy Regulatory Commission ("FERC"), under section 203 of the Federal Power Act, has jurisdiction over the sale, lease, or other disposition of Monongahela Power's utility
assets.<F6>  Additionally,  FERC   has   jurisdiction   over
Monongahela Power's wholesale power transactions.

     Each of the states regulates a different "slice" of the Monongahela Power system. The extent of their jurisdiction, or the regulated "slice," is based on the portion of the output of electricity delivered to end-users and capacity committed from Monongahela Power. This concept is commonly referred to as the "jurisdictional allocation" or "allocation." Monongahela Power's system is allocated as follows: 88% to West Virginia; and 12% to Ohio. The jurisdictional allocation relates solely to usage and is


<F3> In Holding Co. Act Release No. 27121 (December 23, 1999).,
the Commission approved Monongahela Power's purchase of the electric assets and retention of gas assets of West Virginia Power. In Holding Co. Act Release No. 35-27210 (August 11,
2000),   the   Commission   approved   Monongahela   Power's
acquisition  of  100% of the outstanding securities  of  the
Mountaineer Gas Company.
<F4>  Monongahela  Power's  sister operating  company,  Potomac
Edison, provides electric service to approximately 100,000 West Virginia customers.
<F5> See Holding Co. Act Release No.35-27210 (August 11, 2000)
<F6> 16 U.S.C. 824b(a) (1994).

unrelated   to   Monongahela  Power's  undivided   ownership
interests in electric generating assets.

     Monongahela Power proposes to leave the generating business in its entirety. To accomplish this Monongahela Power proposes to transfer its electric generating assets, related assets, related liabilities, and other rights and interests to Genco ("Transaction").<F7> Transferring less than 100% of the generating function would result in reduced efficiencies due to the complexities of the various standards and rules of conduct. Moreover, as the generation assets are common assets it would be impossible and highly inefficient to attempt to sub-divide the physical operations.

     Monongahela Power holds undivided ownership interests in: electric generating stations ("Generating Assets"); certain generation related assets ("Related Assets"); and certain generation related liabilities ("Related Liabilities"). Monongahela Power's undivided ownership interests in Generating Assets consist of a: 25% interest in the Fort Martin Power station located in Maidsville, West Virginia; 66% interest in the Albright Power Station located in Albright, West Virginia; 25% interest in the Harrison Power Station located in Shinnston, West Virginia; 27.5% interest in the Hatfield's Ferry Power Station located in Masontown, Pennsylvania; 25% interest in the Pleasants Power Station, located in Saint Mary's, West Virginia; 100% interest in the Willow Island Station located in Willow Island, West Virginia; and 100% interest in the Rivesville Station located in Rivesville, West Virginia.<F8>

      Monongahela Power's Related Assets consist of current assets, deferred charges, cash and temporary cash investments, and the value of the investment in an undivided 27% ownership interest in the stock of Allegheny Generating Company ("AGC"), a Virginia corporation which it jointly owns with Genco. Genco owns a 40% undivided interest in a pumped storage hydroelectric generating facility and related transmission facilities ("Bath County Rights and Obligations") located in Bath County, Virginia. Related Liabilities include accounts payables, accrued taxes, tax deferrals, pollution controls bonds,<F9> and other deferred credits. Related Liabilities does not include first mortgage bonds. Monongahela Power is of the view that the transfer of the Generating Assets but not Related Liabilities would negatively impact the debt to equity ratios of Monongahela Power. Monongahela Power also has a 3.5% ownership interest in the Ohio Valley Electric

<F7>   In  Holding Co. Act  Release  Nos.  27101  and  27205,
respectively, the Commission, among other things, authorized the formation of LLCs formed to facilitate, hold, and then
transfer   all  the  electric  generating  assets,   rights,
interests and associated liabilities of Allegheny's wholly owned utility subsidiaries West Penn Power Company and Potomac Edison.
<F8>  The jurisdictional allocation is calculated as  follows, for example using West Virginia - the value of Monongahela Power's undivided interest in the Fort Martin Power Station would be calculated by multiplying the 88% West Virginia allocation by the dollar value of Monongahela Power's 25% undivided interest in Fort Martin.
<F9> Notwithstanding the transfer of the payment obligation to
Genco,   Monongahela  Power  will  remain  liable  for   the
pollution control bonds by operation of the terms and conditions thereof.

Corporation  ("OVEC"),<F10> an investor owned  utility  ("Other
Rights and Interests").<F11>

      Finally, Monongahela Power and Genco propose to enter into an energy supply agreement or series of agreements with each one pertinent to an individual jurisdictional supply obligation ("Agreements") sufficient to allow Monongahela Power to meet its continuing service obligations as may be imposed in West Virginia or Ohio. Additionally, Monongahela Power and Genco propose to enter into leaseback, service, and operating agreements to, respectively, assure sufficient actual generation will be available to meet Monongahela Power's service obligations, permit Allegheny service subsidiary to provide services, and to provide for the continue operation of the facilities will certain licenses and permits are transferred. All agreements will be performed in adherence with the "at cost" provisions of Rules 90 and 91 under the Act.


<F10>  Allegheny  assigned 28% of its 12.5% ownership  interest
(and corresponding power purchase interest) to Monongahela Power. Allegheny's assignment of 28% of its 12.5% ownership interest translates into a 3.5% ownership interest in OVEC (out of the original 12.5%).
<F11> Applicants also intend to transfer contractual rights and obligations corresponding to four jointly owned generation facilities ("Joint-Owner Operation Agreements") and OVEC. The jointly owned facilities are Fort Martin, Harrison, Hatfield Ferry and Pleasants - each of which is operated
pursuant   to  an  operating  agreement  ("Joint   Operating
Agreement").   Each of the Joint-Owner Operation  Agreements
has a clause which provides that "[t]his Agreement shall continue in full force and effect for a period of 45 years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate any of the units at the Station."